SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CVM nº 1771-0
C.N.P.J. n.º 02.558.074/0001-73
N.I.R.E. 53.3.001.587.9-2

NOTICE TO SHAREHOLDERS

We hereby communicate to the Shareholders, in supplementation to the Notice to Shareholders published on April 04, 2005, that:

(a) where as at the auction held on May 20, 2005 in the São Paulo Stock Exchange – BOVESPA the shares offered for sale resulting from the reverse split of shares of the Company have not been sold; and

(b) where as all the shares were offered at an auction held at the BOVESPA on this date, and all the shares were sold.

The proceeds from the sale of the shares will be made available to the shareholders, pro rata the fractional shares held by them, as from June 03, 2005, with due compliance with all other conditions provided for in the notice to shareholders published on April 04, 2005.

The shares to be offered at the auctions have not been registered under the North-American Securities Act, 1933, as amended (the " Securities Act ") and may not be offered or sold in the United States of America or to any U.S. person (as such term is defined in Regulation S under the Securities Act ), unless said shares are registered under the terms of the Securities Act or in case of an exception to the registration requirements under the terms of the Securities Act .

São Paulo, May 25, 2005

Arcadio Luis Martinez Garcia
Investor Relations Officer
Telesp Celular Participações S.A.

VIVO – Investor Relations
Tel: +55 11 5105-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br /ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.